September 6, 2024

Brian F. Sullivan
Chief Executive Officer
Celcuity Inc.
16305 36th Avenue N., Suite 100
Minneapolis, MN 55446

        Re: Celcuity Inc.
            Registration Statement on Form S-3
            Filed August 30, 2024
            File No. 333-281887
Dear Brian F. Sullivan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:    Liz Dunshee, Esq.